Exhibit 99.1

Enthusiast Gaming Announces Closing of Over-Allotment Option

TORONTO, June 21, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ: EGLX) (TSX: EGLX), a media and content platform for video game and esports fans to connect and engage, is pleased to announce that the underwriters of the Company’s recently announced USD$46 million public offering (the “Offering”) of 8,000,000 common shares in the capital of the Company (the “Common Shares”) at a price of USD$5.75 per share (the “Offering Price”) have exercised their over-allotment option (the “Over-Allotment Option”) in full to purchase an additional 1,200,000 Common Shares (the “Option Shares”) at the Offering Price. Enthusiast Gaming and Blue Ant Media Inc. (“Blue Ant”), one of the Company’s shareholders, granted the Underwriters the Over-Allotment Option, solely to cover the Underwriters' over-allocation position, if any, and for market stabilization purposes.

Pursuant to the exercise of the Over-Allotment Option, the Company offered and sold a total of 600,000 Common Shares (the “OAO Treasury Offering”), and an aggregate of 600,000 Common Shares were offered and sold by Blue Ant resulting in aggregate gross proceeds of USD$6,900,000, with the Company and the Selling Shareholder each receiving gross proceeds of USD$3,450,000.

The net proceeds from the OAO Treasury Offering, together with the proceeds from the Offering, are expected to be used by the Company primarily to strengthen its financial position, inclusive of future acquisitions, working capital, repayment of indebtedness and other general corporate purposes, as more particularly described in the final prospectus supplement dated June 10, 2021 (the “Prospectus Supplement”), to the Company’s Canadian base shelf prospectus dated May 6, 2021 (“Shelf Prospectus”) filed with applicable securities regulatory authorities, as well as in the United States with the Securities and Exchange Commission as part of the Company’s U.S. registration statement on Form F-10 (the “Registration Statement”). In connection with the Offering, the principal amount of the vendor-take-back loan (“VTB Note”) owing to Blue Ant that was incurred in August 2020 by Enthusiast Gaming in connection with the acquisition of Omnia Media Inc., and due on its maturity in August 2023, has been repaid together with accrued but unpaid interest. A copy of the Prospectus Supplement and the Shelf Prospectus are available on SEDAR at www.sedar.com and a copy of the Prospectus Supplement and the Registration Statement are available on EDGAR at www.sec.gov

Advisors

Enthusiast Gaming is represented by Norton Rose Fulbright Canada LLP in Canada and Norton Rose Fulbright US LLP in the United States. The Underwriters are represented by Stikeman Elliott LLP in Canada and Paul, Weiss, Rifkind, Wharton & Garrison LLP in the United States.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like- minded communities to deliver the ultimate fan experience.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the potential offering of any securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast

Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

MI 61-101

Disclosure Blue Ant is an insider of the Company. Accordingly, the repayment of the VTB Note is considered a “related party transaction” for purposes of Multilateral Instrument 61- 101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Pursuant to MI 61-101, the Company will file a material change report providing disclosure in relation to the “related party transaction” on SEDAR under the Company’s issuer profile at www.sedar.com. The Company did not file the material change report more than 21 days before the repayment date of the VTB Note as the details of such repayment were not settled until shortly prior to the closing of the Offering, and the Company wished to settle the terms thereof and close the Offering on an expedited basis for business reasons.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications
carmela@providentcomms.com

647-287-2286